Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED (TEN) 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release

March 19th 2009

TSAKOS ENERGY NAVIGATION REPORTS RESULTS FOR FOURTH

QUARTER AND FULL YEAR 2008

Total cash dividends with respect to 2008 operations of $1.75 per share

Earnings per share of $5.33 versus $4.79 in 2007

2008 HIGHLIGHTS

•	Voyage revenues of $623.0 million versus $500.6 million in 2007, a 25% increase

•	Net income of $202.9 million versus $183.2 million in 2007, an 11% increase

•	EPS of $5.33 (diluted) compared with $4.79 (diluted) in 2007

•	Average TCE rate per vessel per day increased to $34,600 from $29,421 in 2007

•	Sale of one vessel with a gain of $34.6 million vs. $68.9 million in 2007

•	Delivery of four newbuildings

•	Dividends of $1.750 ($0.90 and $0.85) with respect to 2008 operations vs. $1.725 for 2007

2008 FOURTH QUARTER HIGHLIGHTS

•	Voyage revenues of $156 million versus $131 million in the fourth quarter of 2007, a 19% increase

•	Net income of $27.6 million (no capital gains) versus $52.2 million in the fourth quarter 2007 (including $30.8 million of capital gains)

•	EPS of $0.74 (diluted) as compared with $1.36 (diluted) in 2007

•	Average TCE rate per vessel per day increased to $33,768 from $29,935 in the fourth quarter of 2007

•	Payment of semi-annual dividend of $0.90 per share

•	61 continuous profitable quarters since inception

ATHENS, GREECE – March 19, 2009 – TSAKOS ENERGY NAVIGATION LIMITED (TEN or the “Company”) (NYSE: TNP) today reported results for the fourth quarter and full year ended December 31, 2008.

Full Year 2008 Results

TEN earned its highest annual net income to date in 2008, earning $203.0 million as compared with $183.2 million for 2007. Diluted EPS based on weighted average number of shares outstanding was $5.33 versus diluted EPS of $4.79 in 2007. Net revenues (voyage revenues net of commissions and voyage expenses) were $516.98 million in 2008 compared with $410.57 million in 2007. Net income before depreciation was $288.39 million in 2008 versus $264.74 million in 2007.

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Revenues from voyages were 25% higher compared with 2007, while the average number of vessels increased from 41.7 in 2007 to 44.1 in 2008. The average TCE rate earned per vessel (voyage revenues less voyage expenses) rose to $34,600 per day in 2008 from $29,421 per day in 2007. TEN’s continued policy towards fixed employment with minimum base rates and profit sharing agreements enabled the company to exploit the higher rates of the spot market while ensuring continuous employment and guaranteed rates in market downturns. In 2008, 83% of total operating days were under time charter with either a fixed rate or profit sharing, compared to 76% in 2007, and the number of days employed on time charter with profit sharing increased by nearly 18% in 2008 from 2007. Utilization of the fleet was 97.3% in 2008 compared with 96.6% in the prior year, due to slightly lower dry-docking activity in 2008.

Operating expenses per vessel per day increased to $9,450 from $7,669 in 2007. This year over year increase was primarily due to increases in crew wages and the decline of the US dollar against the Euro as compared to 2007. In addition, the cost of insurance and repairs increased. Overhead expenses decreased to $1,514 per vessel per day in 2008 from $1,565 in 2007.

Interest and finance costs increased to $82.9 million in 2008 from $77.4 million in 2007, due mainly to negative fluctuations in the value of interest rate swaps.

Gains from vessel sales was $34.6 million in 2008 relating to the sale of the aframax Olympia in the first quarter compared to capital gains of $68.9 million in 2007 from the sales of three vessels, reflecting the Company’s continued policy of fleet renewal and opportunistic divestments.

Fourth Quarter 2008 Results

Voyage revenues increased by 19% to $156 million as compared to $131 million in the fourth quarter of 2007. This increase is primarily due to stronger freight rates as well as to the higher average number of vessels during 2008 compared to 2007 and slightly higher fleet utilization over the same period.

Net income in the fourth quarter of 2008 was $27.62 million versus $52.18 million in the same quarter of 2007. EPS (diluted) based on weighted average number of shares outstanding was $0.74 in the 2008 fourth quarter versus $1.36 in the same period one year earlier. Net revenues (voyage revenues net of commissions and voyage expenses) were $130.31 million in the fourth quarter of 2008 in comparison with $109.68 million in the prior year’s fourth quarter.

The size of the Company’s fleet increased to an average of 45.3 vessels in 2008 from an average of 43.0 vessels in the same period of 2007. Average TCE rates rose to $33,768 per day in the fourth quarter of 2008 from $29,935 in the fourth quarter of 2007. The rate environment in the fourth quarter of 2008 was significantly better than the solid rates during the fourth quarter of 2007.

Operating expenses per vessel per day increased to $9,662 from $8,542 in the fourth quarter of 2007. This increase is mainly due to increased insurance expense and increased repair costs incurred during the dry-docking of vessels. The dollar began to strengthen in the latter part of 2008, therefore there was no significant change in crew costs in the fourth quarter of 2008.

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Interest and finance costs increased to $31.0 million in the fourth quarter of 2008 from $23.5 million in the fourth quarter of 2007, due to the negative movements in interest rate swap valuations, which offset much of the benefits of reduced interest rates.

There were no sales of vessels in the fourth quarter of 2008 while in the fourth quarter of 2007 the Company sold one aframax tanker realizing a capital gain of $30.8 million.

“We are extremely proud of management and the results they achieved for 2008. Record profits, record earnings per share, a return on equity of 24% along with record cash dividends and the continued execution of a share repurchase program are clear indications of their success,” observed D. John Stavropoulos, Chairman of the Board.

He added, “However, the challenges ahead are new and significantly different. The dual perils of economic and financial crisis are evident throughout the world in both industrialized and developing countries. A key impact has been demand erosion for petroleum products with current forecasts suggesting that 2009 will experience the second consecutive annual decline in worldwide oil consumption. At the same time, tanker capacity is expanding but it remains to be seen how the singe-hull phase-out affecting about 16.5% of the worldwide fleet, will impact global shipping.”

Mr. Stavropoulos continued, “I am pleased that our corporate strategies address these issues in several ways. TEN has a young and balanced fleet serving its clients in both their crude oil and products transport requirements with a very competitive cost basis. TEN deploys its fleet with a balanced approach with emphasis on term employment on both a fixed basis and time charters with minimum rates plus profit-sharing. It has committed employment for 70% of the remaining available ship days in 2009. We remain confident that TEN will produce operating results that sustain strong financial status.”

Dividend Distributions

Tsakos Energy Navigation Limited announced today that its Board of Directors has declared the Company’s semi-annual dividend of $0.85 per share payable April 30th 2009 with a record date of April 24th 2009.

Mr. Stavropoulos stated, “We are pleased to announce a semi-annual dividend of $0.85 per share. This dividend, which is attributable to TEN’s fiscal 2008 operations, raised the total for the year to $1.75, representing the sixth consecutive year of increased dividends since initiation of cash dividends in 2002.”

Mr. Stavropoulos added, “This latest declaration reaffirms our policy to reward shareowners with generous dividends complemented by periodic share buybacks while reinvesting in the dynamic growth of the enterprise. As always, dividend declarations will be made in the context of the economic and financial environment and the liquidity requirements necessary to maintain our prudent fiscal posture designed to support future needs and growth of the enterprise.”

The Company’s dividend policy targets a cash dividend payout of 25% to 50% of earnings subject to the discretion of the Board of Directors and depends on market conditions, anticipated cash needs to include potential acquisition opportunities, overall financial condition, loan agreement restrictions, capital commitments, future prospects for earning and cash flows, as well as other relevant factors.

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Dividends are declared and paid semi-annually with payment dates in October and in April. The historical record of dividends attributable to each fiscal year of operations since initiation of cash payments and accounting for the 2-1 stock split affected on November 14, 2007 is as follows:

Fiscal Year of Operations	Cash Dividends
2008	$1.75
2007	$1.73
2006	$1.37
2005	$1.05
2004	$0.82
2003	$0.50
2002	$0.35

Share Buyback

In 2008, the Company initiated a 10b5-1 Plan to continue its share repurchase program, buying a total of 1,205,100 shares for an average all-in price of $28.36 per share. Since August 12, 2008 all shares repurchased under this plan (812,700 shares) have been held as treasury stock. Of these, 286,000 were used on December 31, 2008 for vesting of half the restricted share units issued under TEN’s compensation plan to management, staff and seafarers.

In 2009 and until March 17, 2009, an additional 184,300 shares have been repurchased as treasury stock for an average price of $17.05. The Company’s remaining buyback authority is $26.6 million.

Strategy & Outlook

In 2008, TEN had its best year over its fifteen years of existence thanks to its diversified and modern fleet, balanced employment and long standing relationships with first-class counterparties worldwide. By year-end, TEN had cash balances of $320 million and total capital commitments well below the total of cash in hand with only two vessels scheduled for delivery in 2009. There was no impairment of ship book value and the Company met all its bank covenants. Total net debt to capital amounted to 56.9%.

The cash cushion created by its prudent operational and fleet deployment policy has enabled TEN to operate successfully irrespective of market cycles. Marine transport will remain a cyclical industry with acute peaks and troughs that can affect unseasoned players, and TEN’s strategy is to mitigate such volatility.

Earnings visibility and predictability has always been the cornerstone of TEN’s strategy. To that end, TEN has established relationships and strategic alliances with major oil companies, refiners and traders worldwide that have repeatedly chartered its vessels at healthy rates. TEN also initiated and expanded profit-sharing agreements with various charterers whereby all parties enjoyed benefits from such cooperation. As a result, during 2008 four of TEN’s tankers had their charters extended while three new buildings commenced employment straight from

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delivery. In addition, during 2008, TEN was successful in negotiating a new employment for its LNG carrier, Neo Energy, with its existing charterer for a period of up to four years at a healthy and escalating rate. This charter was a vote of confidence for the vessel and TEN’s ability to operate successfully in this closely-knit industrialized sector.

Even with a fleet increase of 5.8% in 2008, total days under fixed employment increased by 16.5%. All in all, in 2008 TEN had 83.0% fixed coverage versus 76.0% in 2007.

Looking ahead, TEN is well positioned to keep operating successfully despite market fluctuations. For the remainder of 2009, 66% of available ship days are fixed while 42% of 2010 has already been covered. As of March 2009, thirty-six vessels, out of an operational fleet of forty-six, are employed under fixed charters (including two Contracts of Affreightment with min-max terms) with an average duration of about 1.6 years. Of these fixed charters, twenty-three operate under profit sharing agreements. Assuming the profit sharing vessels and the two vessels on min-max contracts were to only earn the minimum, the gross revenue of these thirty-six vessels, until the end of their respective charters, is estimated to be about $500 million.

With respect to future growth, TEN maintains the advantage to absorb new vessels without placing its balance sheet under any material stress. In the unlikely event that bank financing should not be available for TEN’s four remaining newbuildings, (two in Q3 2009, and one each in Q1 and Q2 2010) the available cash on the balance sheet today is adequate to pay the outstanding installments.

“We are proud to have achieved our best ever year in our fifteen-year history at times of unprecedented turmoil in world markets,” stated Mr. Nikolas P. Tsakos, President and CEO of TEN. “The foundations that we have built were designed to withstand market pressures and continue to provide value to shareholders. That value is reflected in our dividend policy that in no way hinders our growth prospects and general earnings projections. Our company remains positioned for continued growth, and we remain confident of our continued success, regardless of global uncertainty.”

Conference Call

As previously announced, today, Thursday, March 19th , 2009 at 10:00 a.m. Eastern Time, TEN will also host a conference call to review the results as well as management’s outlook for the business. The call, which will be hosted by TEN’s senior management, may contain information beyond what is included in the earnings press release.

To participate in the call from the United States or Canada, please dial +1.888.694.4702 approximately five minutes prior to the starting time. To participate in the call outside the United States or Canada, please dial +1.973.582.2741 five minutes prior to the starting time. The Conference ID is 87419108.

Two hours after the completion of the conference call, a digital recording of the call will be available for seven days, and can be accessed by dialing +1.800.642.1687 from inside the United States or Canada and +1.706.645.9291 from outside the United States or Canada and entering the Conference ID 87419108.

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The call, which will be simultaneously broadcast live over the Internet, can be accessed at:

http://www.videonewswire.com/event.asp?id=56403. The online archive of the broadcast will be available within one hour of the live call at the same web address and will remain available for one month.

Concurrent with the live broadcast, the Company will post a supplemental slide presentation providing details related to fleet composition and deployment and other related company information. This presentation will be available on the Company’s corporate website reception page at www.tenn.gr.

ABOUT TSAKOS ENERGY NAVIGATION

TEN’s pro forma fleet consists of 50 vessels of 5.3 million dwt. TEN’s operational fleet consists of 46 vessels all of double-hull design. TEN’s newbuilding program includes four DNA-aframax crude carriers representing 420,000 dwt.

TEN’s balanced fleet profile is reflected in 25 crude tankers ranging from VLCCs to aframaxes and 24 product carriers ranging from aframaxes to handysize; complemented by one LNG.

TEN’s current employment profile:

Type of Employment	Vessels
Period Employment – fixed, fixed w/ profit share & CoA min max	36
CoA – market related	2
Spot – market related	8

TEN’s current newbuilding program:

Aframax	DWT	Hull Type / Design	Delivery
1. Ise Princess	105,000	DH / DNA	July 17, 2009
2. Asahi Princess	105,000	DH / DNA	September 15, 2009
3. Sapporo Princess	105,000	DH / DNA	January 8, 2010
4. Uraga Princess	105,000	DH / DNA	Q2 2010

DH: Double Hull

DNA: Design New Aframax

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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CONTACTS:
Company	Investor Relations
Tsakos Energy Navigation, Ltd. George Saroglou, COO Tel: +30210 94 07 710 gsaroglou@tenn.gr	Cubitt, Jacobs & Prosek Communications Thomas J. Rozycki, Jr. Tel: +212 279 3115 (x208) trozycki@cjpcom.com

Marketing Advisor Capital Link, Inc. Nicholas Bornozis Tel: +212 661 7566 nbornozis@capitallink.com

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TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data (Unaudited)

(In Thousands of U.S. Dollars, except share, per day and fleet data)

	Three months ended December 31		Year ended December 31
	2008	2007	2008	2007
STATEMENT OF INCOME DATA
Voyage revenues	$156,053	$130,891	$623,040	$500,617

Commissions	5,936	4,686	22,997	17,976
Voyage expenses	19,806	16,530	83,065	72,075
Charter hire expense	1,020	3,507	13,487	15,330
Vessel operating expenses	38,985	31,512	143,757	108,356
Depreciation	22,856	21,601	85,462	81,567
Amortization of deferred dry-docking costs	1,454	64	5,281	3,217
Management fees	3,127	2,522	12,015	9,763
General and administrative expenses	1,468	2,009	4,626	4,382
Management incentive award	4,750	4,000	4,750	4,000
Stock compensation expense	(1,200)	1,747	3,046	5,670
Foreign currency losses	323	449	915	691
Amortization of deferred gain on sale of vessels	—	(792)	(634)	(3,168)
Gain on sale of vessels	—	(30,755)	(34,565)	(68,944)

Total expenses	98,525	57,080	344,202	250,915

Operating income	57,528	73,811	278,838	249,702

Interest and finance costs, net	(30,969)	(23,474)	(82,897)	(77,382)
Interest and investment income	2,286	2,529	8,406	13,316
Other, net	(465)	210	(350)	924

Total other income (expenses), net	(29,148)	(20,735)	(74,841)	(63,142)

Minority interest	(765)	(896)	(1,066)	(3,389)

Net income	$27,615	$52,180	$202,931	$183,171

Earnings per share, basic	$0.75	$1.37	$5.40	$4.81
Earnings per share, diluted	$0.74	$1.36	$5.33	$4.79
Weighted average number of shares outstanding
Basic	36,983,457	38,059,142	37,552,848	38,075,859
Diluted	37,533,704	38,323,469	38,047,134	38,234,079

	December 31 2008	December 31 2007
BALANCE SHEET DATA
Cash and cash equivalents	312,169	181,447

Current assets, including cash	370,781	276,053
Investments	1,000	1,000
Advances for vessels under construction	53,715	169,739
Vessels	2,468,472	2,127,704
Accumulated Depreciation	(312,983)	(227,521)
Vessels’ Net Book Value	2,155,489	1,900,183
Deferred charges, net	21,332	15,801

Total assets	$2,602,317	$2,362,776

Current portion of long-term debt	91,805	44,363

Current liabilities, including current portion of long-term debt	189,488	132,224
Long-term debt, net of current portion	1,421,824	1,345,580
Financial instruments, net of current portion	75,890	27,041
Minority interest	4,457	3,391
Total stockholders’ equity	910,658	854,540

Total liabilities and stockholders’ equity	$2,602,317	$2,362,776

		Three months ended December 31		Year ended December 31
		2008	2007	2008	2007
OTHER FINANCIAL DATA
Net cash from operating activities		$65,494	$33,389	$274,141	$190,611
Net cash (used in)/from investing activities		$(178,752)	$29,045	$(164,637)	$(375,641)
Net cash from/(used in) financing activities		$57,099	$(70,823)	$21,218	$191,910

TCE per ship per day		$33,768	$29,935	$34,600	$29,421

Operating expenses per ship per day		$9,662	$8,542	$9,450	$7,669
Vessel overhead costs per ship per day		$1,954	$2,597	$1,514	$1,565

		11,616	11,139	10,964	9,234

FLEET DATA

Average number of vessels during period		45.3	43.0	44.1	41.7
Number of vessels at end of period		46.0	43.0	46.0	43.0
Average age of fleet at end of period	Years	6.1	5.6	6.1	5.6
Dwt at end of period (in thousands)		4,922.0	4,670.0	4,922.0	4,670.0

Time charter employment - fixed rate	Days	1,259	991	4,517	3,959
Time charter employment - variable rate	Days	2,082	2,062	8,483	7,205
Period employment (pool and coa) at market rates	Days	336	336	1,386	1,283
Spot voyage employment at market rates	Days	385	462	1,326	2,243

Total operating days		4,062	3,851	15,712	14,690
Total available days		4,168	3,958	16,143	15,213
Utilization		97.5%	97.3%	97.3%	96.6%

TCE represents voyage revenue less voyage expenses. Commission is not deducted.

Operating expenses per ship per day exclude the two chartered-in vessels and the vessel bare-boat chartered out.

Vessel overhead costs include Management fees, General & Administrative expenses, Management incentive award, and Stock compensation expense.